Exhibit 21.1

List of Subsidiaries of XCF Global, Inc.

Company	Jurisdiction of Incorporation or Formation
XCF Global Capital, Inc.	Nevada
New Rise SAF Renewables, LLC	Wyoming
New Rise Renewables, LLC	Delaware
New Rise Renewables Reno, LLC	Delaware